EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

November 1, 2022

Item 3	News Release

The press release attached as Schedule “A” was released on November 1, 2022 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

November 1, 2022

SCHEDULE “A”

DIGIHOST ANNOUNCES Y/Y 78% INCREASE IN MONTHLY

BITCOIN PRODUCTION AND PROVIDES OPERATIONS UPDATE

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – November 1, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to provide unaudited comparative BTC production results for the month ended October 31, 2022, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

The Company mined 74.58 BTC in October of 2022, compared to 41.84 BTC in October of 2021, an increase of 32.74 BTC or approximately 78%.

Production Highlights for October 2022

•	Mined 74.58 BTC, resulting in total holdings of 118.16 BTC at the end of October valued at approximately $2.45 million based on a BTC price of $20,705 as of October 31, 2022.

•	Ethereum (“ETH”) holdings of 800.89 ETH at the end of October valued at approximately $1.29 million based on an ETH price of $1,620 as of October 31, 2022.

•	Total digital asset inventory value, consisting of BTC and ETH, of approximately $3.74 million as of October 31, 2022. In addition, the Company held cash of approximately $3.42 million at the end of October. Cash and liquid assets as of October 31, 2022 totalled approximately $7.16 million. This compares to cash and liquid assets of approximately $7.46 million as of September 30, 2022.

•	Consistent with management’s commitment to avoid equity dilution for its shareholders, the Company sold a portion of its BTC production during October to fully fund its energy costs. Natural gas prices declined approximately 25% during the month of October.

•	The Company continues to remain debt free as of October 31, 2022.

•	The Company’s mining operations continue to remain cash flow positive.

“Despite current volatile economic conditions, Digihost has been able to maintain good liquidity levels of cash and crypto holdings on a month-to-month basis relative to the size of our operations and of equal importance, the Company continues to be debt free. We have maintained these liquidity levels while internally funding 100% our infrastructure development and securing bonds for electric service,” said Michel Amar, Chairman and CEO of Digihost. “Assuming the persistence of current market conditions, including current BTC prices, hashing difficulty and costs of energy, the Company expects to continue to generate positive cashflow from operations to fund its existing development initiatives and will adhere to its policy of remaining debt free. I am also pleased to report to our shareholders that during the month of October, I continued to add to my position in Digihost by acquiring shares in the open market.”

Year-Over-Year Monthly Comparison

The Company mined approximately 32.74 more BTC in October 2022, compared to October 2021, representing an increase of approximately 78%.

Figure 1. Year-over-year Monthly BTC Production

	Oct-22	Oct-21	MoM Increase
Mined BTC	74.58	41.84	32.74
Approximate BTC value	$20,705	$61,319	($40,614)
Production Value	$1,544,179	$2,565,587	($1,021,408)

North Tonawanda Power Plant Acquisition Update

The Company continues to move forward with closing documentation and approval requirements related to the Digihost’s acquisition of a 60MW power plant in North Tonawanda, NY (“NT”). As stated previously, management anticipates that this significant transaction will close in Q4 of 2022.

With the power plant running at 50 MW, the Company will be able to increase its current operating capacity of 650 PH by approximately 150%, thereby increasing Dighost’s hash rate to approximately 1.6 EH.

Alabama Site Build-Out

The Alabama Phase 1 build-out is continuing on schedule and on budget. Phase 1, scheduled for completion in Q4 of 2022, will provide the Company with 22MW of power capacity resulting in additional mining capacity of approximately 550 PH. When coupled with the incremental mining capacity from the NT power plant, Digihost’s total computing power by the end of Q4 could reach up to approximately 2.2 EH.

Digihost is building the necessary infrastructure to provide the Alabama property with total power capacity of 55 MW, with the additional 33 MW projected to be operational by the end of the first quarter of 2023, resulting in total computing power available to the Company of approximately 3.0 EH.

The Company also recently secured a $1.3 million surety bond with Alabama Power Company for electric service, demonstrating customer confidence in Digishost’s business and ability to meet future business needs and obligations.

Nasdaq Listing

As disclosed by Digihost on October 14, 2022, the Company received notification from Nasdaq Stock Market LLC (“Nasdaq”) that the bid price for the Company’s listed shares, for the consecutive 30-day period ended October 9, 2022, had closed below the $1.00 requirement for continued listing on Nasdaq. The Company has been provided with an initial 6-month period ending April 10, 2023 to achieve a closing bid price at or above $1.00 for 10 consecutive business days in order to regain compliance. If compliance has not been regained by April 10, 2023, the Company may be granted a further 6-month period to achieve compliance. The Company is exploring options to regain compliance in the next 6 months, such considerations including a possible share consolidation; however, management remains confident that its projected growth trajectory in mining capacity over the next 6 months should provide the necessary catalyst to help the Company resolve the deficiency and regain compliance.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 650 PH/s.

All hosting fees and joint venture profit sharing are treated as production costs in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities to expand operations in Alabama may not be completed on the timelines anticipated by the Company, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.